UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Monarch Casino & Resort, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

609027107
(CUSIP Number)

John Farahi
3800 South Virginia Street
Reno, Nevada 89502
(775) 335-4600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609027107

(1)	NAMES OF REPORTING PERSONS
John Farahi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
Not Applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 3,098,558
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 3,098,558
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,098,558
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.9%
(14)	TYPE OF REPORTING PERSON
IN

(1)		NAMES OF REPORTING PERSONS
Bob Farahi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS
Not Applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 2,051,578
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 2,051,578
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,051,578
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%
(14)	TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D (the "Amendment") amends the Schedules 13D of John Farahi and Bob Farahi, individuals, as initially filed with the Securities and Exchange Commission on March 23, 2006 (the "Schedules 13D"), with respect to their beneficial ownership of the common stock, $0.01 par value, of Monarch Casino & Resort, Inc., a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedules 13D.

The address of the principal executive offices of the Company is 3800 South Virginia Street, Reno, NV 89502.

Item 2. Identity and Background

(a)  This statement is filed by John Farahi and Bob Farahi.

(b)  The business address of John Farahi and Bob Farahi is 3800 South Virginia Street, Reno, Nevada 89502.

(c)  John Farahi and Bob Farahi are each officers and directors of the Company.

(d)  Neither John Farahi nor Bob Farahi has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Neither John Farahi nor Bob Farahi has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  John Farahi and Bob Farahi are citizens of the United States of America.

Schedules 13D, and all amendments thereto, for the reporting persons herein previously also included information for Ben Farahi.  Starting with the Schedule 13D filed June 28, 2006, Ben Farahi has made separate filings and is not longer included herein.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4, “Purpose of the Transaction.”

Item 4. Purpose of Transaction

From March 22, 2006 to November 21, 2006, Bob Farahi sold an aggregate of 209,568 shares of common stock through a series of open market transactions. From November 22, 2006 to November 28, 2008, Bob Farahi sold an aggregate of 202,032 shares of common stock through a series of open market transactions.

In addition, from August 2007 to June 2008, the Company undertook a series of publicly announced share buybacks totaling 3 million shares.  As a result, shares outstanding of the Company’s common stock decreased during that time.

Subject to the above, the Reporting Persons do not have plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

John Farahi beneficially owns 3,098,558 shares of the Company’s common stock, representing 18.9% of the Company’s shares of outstanding common stock.  On October 21, 2004, John Farahi was granted an option pursuant to the Company's 1993 Executive Long Term Incentive Plan, as amended (the “Plan”), to purchase 200,000 shares of the Company's common stock at $11.685 per share. The options vest as follows: 66,666 shares on October 21, 2005; 66,666 shares on October 21, 2006; 66,668 shares on October 21, 2007. Additionally, on October 21, 2005, John Farahi was granted an option pursuant to the Plan to purchase 70,000 shares of the Company’s common stock at $18.060 per share.  The option vests on October 21, 2008.  John Farahi has the sole power to vote or to dispose of all 3,098,558 shares owned by him. As such, John Farahi may be deemed to have beneficial ownership of his individually owned shares. As of the filing date hereof, such shares represent 18.9% of the Company's shares of outstanding common stock.

As of November 21, 2006, Bob Farahi owned 2,210,276 shares of the Company’s common stock, representing 11.56% of the Company’s shares of common stock outstanding as of that date. As of the filing date hereof, Bob Farahi owns 2,051,578 shares of the Company’s common stock, representing 12.6% of the Company’s shares of outstanding common stock. On October 21, 2004, Bob Farahi was granted an option pursuant to the Plan to purchase 100,000 shares of the Company's common stock at $11.685 per share. The options vest as follows: 33,332 on October 21, 2005; 33,334 on October 21, 2006; 33,334 on October 21, 2007. Additionally, on October 21, 2005, Bob Farahi was granted an option pursuant to the Plan to purchase 10,000 shares of the Company’s common stock at $18.060 per share.  The option vests on October 21, 2008. Bob Farahi has the sole power to vote or to dispose of all 2,051,578 owned by him. As such, Bob Farahi may be deemed to have beneficial ownership of his individually owned shares. As of the filing date hereof, such shares represent 12.6% of the Company's shares of outstanding common stock.

The shares of the Company's common stock held by John Farahi and Bob Farahi may be subject to applicable community property laws.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

John Farahi is the Co-Chairman of the Board of Directors, Chief Executive Officer and a Director of the Company and Bob Farahi is the Co-Chairman of the Board of Directors, President, Secretary and a Director of the Company. John Farahi and Bob Farahi are brothers.

The Plan is described in Item 5 above. The summary description of the Plan in this Schedule 13D is qualified in its entirety by reference to the full text of the Plan which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Monarch Casino & Resort, Inc. 1993 Executive Long Term Incentive Plan, as amended (incorporated by reference to the Company’s Definitive Schedule 14A filed April 23, 2007, Appendix B).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John Farahi

By:	/s/ John Farahi
John Farahi

Dated:

Bob Farahi

By:	/s/ Bob Farahi
Bob Farahi

Dated:	February 2, 2009